January 16, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:                             UTStarcom, Inc.
Form 10-K for the year ended December 31, 2007
File No. 000-29661
Filed on March 3, 2008

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in its letter dated December 24, 2008 related to the Annual Report on Form 10-K for the year ended December 31, 2007 filed by UTStarcom, Inc. (the “Company”) on March 3, 2008 (the “2007 Form 10-K”) and the Definitive Proxy Statement for the year ended December 31, 2007 filed by the Company on April 29, 2008 (the “Proxy Statement”).  The following responses are provided to the Staff’s inquiries.  For ease of reference, we have repeated the text of the Staff’s comments in bold type and followed each comment with the Company’s response.

Item 1. Business

1.                                       You list the following six reporting segments on page 7: Broadband Infrastructure, Multimedia Communications, Personal Communications Division, Handsets, Services, and Other.  Between pages 7 and 14, you discuss all your reporting segments except the Services segment.

In future filings, please disclose the information required by Item 1 of Form 10-K with regard to your Services segment.

Response: The Company acknowledges the Staff’s comment and will include the information required by Item 1 of Form 10-K with respect to the Services segment in the

Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”).

Item 10. Directors, Executive Officers, and Corporate Governance

2.                                       We note that the internet address to your Code of Ethics is incorrect.  On page 165, you have written “investorrelations.utstar.com/governance”.

In future filings, please provide the correct Internet address of your Code of Ethics.

Response:  The Code of Ethics is available at the company’s website at investorrelations.utstar.com/governance.cfm.  The Company will provide the correct Internet address in future filings.

Financial Statements

3.                                       It is unclear why you do not report the cash held by your subsidiaries in China as restricted cash on the face of your balance sheet.  We refer you to 5-02.1 of Regulation S-X.  Please revise, if necessary, and advise us.

Response:  In response to the Staff’s comment, we supplementally advise the Staff that we do not believe the cash held by our subsidiaries in China is restricted as defined in 5-02.1 of Regulation S-X (i.e., “Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements, contracts entered into with others, or company statements of intention with regard to particular deposits”).  All such reported cash is available for use in the operations of our China domiciled subsidiaries, which comprise a significant portion of our business, and there are no compensating balance requirements or limitations on the transfer of cash among the Company and its subsidiaries by its bank lenders in China.  As more fully discussed in our response to Comment 4 below, we must comply with the regulations and procedures mandated by the Chinese government prior to making transfers of cash from our subsidiaries in China to the Company’s United States parent entity or other entity outside of China.

In addition, we disclose the amounts of other cash included in our consolidated balance sheets that is restricted under the definition in 5-02.1 of Regulation S-X in Note 4 of the Notes to our 2007 consolidated financial statements.  Based on 5-02.8 and 5-02.17 of Regulation S-X, we do not believe such balances to be of sufficient materiality as to require presentation as separate line items in the 2007 or 2006 consolidated balance sheets.

4.                                       We understand that there are restrictions on the amount of cash available for transfer from your China subsidiaries.  It appears it may be necessary for you to provide condensed financial information of the registrant, prepared in accordance with 12-04 of Regulation S-X.  Refer to SAB Topic 6:K for additional guidance.  Please revise accordingly or advise us.

Response:  Based on our January 8, 2009 telephone conversation with Mr. Joseph Kempf, Senior Staff Accountant, we understand the Staff’s primary concern giving rise to this comment is the adequacy of disclosure of the process and conditions under which cash can be transferred from the Company’s China subsidiaries to the Company in the United States, uncertainties inherent in such process, and any other contingencies such as the need to provide income tax liabilities or recognize other unrecorded liabilities in connection with cash repatriations from China.  Further, we understand the Staff’s concern relates to such disclosure both in the notes to the condensed financial information of the Company (Unconsolidated—Parent Company Basis) in Schedule I and in the Liquidity section of the Company’s Management’s Discussion and Analysis to be included in the 2008 Form 10-K (the “MD&A”).

In response to the Staff’s observations, the Company will incorporate additional disclosure in its 2008 Form 10-K regarding its cash balances in China.  We expect such disclosures to be made in the Liquidity section of the MD&A as well as in notes to financial statements (although in preparing our financial statements we may determine that such disclosures would best be in the notes to consolidated financial statements rather than in the notes to condensed financial information of the Company (Unconsolidated—Parent Company Basis) in Schedule I).  Additionally, we will consider whether enhanced disclosures of risks and uncertainties concerning repatriation of cash from China should be made in the “Risk Factors” section to be included in the 2008 Form 10-K (the “Risk Factors”).

On a supplemental basis, we are providing the Staff with the following summary of our understanding of the process of transferring cash from a China domiciled subsidiary to the United States, based on our experience as well as discussions with our China legal counsel and tax advisors:

•                  The Chinese government imposes currency exchange controls on all cash transfers out of China;

•                  A China domiciled subsidiary can instruct one of a number of banks authorized by the government to handle outbound foreign exchange transactions in China to make a cash transfer out of China, and the bank will make such transfer after its receipt and satisfactory review of documents evidencing compliance with the regulations and procedures mandated by the Chinese government;

•                  Cash transfers related to product or service purchases, or payments for royalties and related charges do not require pre-approval but  require the China domiciled subsidiary to furnish to the bank the following supporting documents:

•                  a form which describes the amount and type of the proposed transfer in accordance with China’s currency exchange control regulations;

•                  documentation that all required approvals or filings for the product, service or license to be purchased (where applicable) have been obtained (for example, if a China domiciled entity desires to purchase imported technology, the purchase requires approval from the Ministry of Commerce);

•                  relevant agreements or contracts (e.g., sales contracts, service agreements or license agreements, etc.);

•                  corresponding invoices or payment notices; and

•                  tax payment receipts.

•                  Cash transfers out of China to a foreign parent for purposes of profits repatriation and dividends do not require pre-approval.  Pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.  In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises.  The regulations require the China domiciled subsidiary to furnish to the bank the following supporting documents:

•                  a form which describes the amount and type of the proposed transfer in accordance with China’s currency exchange control regulations;

•                  a foreign-invested enterprise foreign exchange registration certificate;

•                  a board resolution or shareholder’s resolution approving the repatriation of profits or dividends;

•                  a copy of its statutory accounts for the most recently completed fiscal year (financial statements prepared in accordance with Chinese governmental regulations and audited by an approved independent auditor); and

•                  corresponding tax payment receipts.

The Company respectfully advises the Staff that the Company’s China based subsidiaries currently have sufficient non-cash assets (e.g., receivables, inventory, and property and equipment) available to meet the above reserved net assets in China restriction; such that none of their cash balances are legally restricted from transfer.

The above described cash transfers out of China are examples of current account transactions under China’s currency exchange controls.  Other types of transactions, such as repatriations of investment by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity are examples of capital account transactions under China’s currency exchange controls.  Capital account transactions require prior approval from China’s State Administration of Foreign Exchange (SAFE) or its provincial branch to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China. The Company’s China based subsidiaries had no remittances subject to China’s capital account regulations in the period covered by the Company’s consolidated financial statements contained in its 2007 Form 10-K or in 2008, and none are anticipated to occur in 2009.

Please note that because the legal framework in China is still evolving, it is always possible for the requirements for a China domiciled subsidiary to transfer cash out of China to be changed without prior notice or any due process.  It is also possible that the Company may experience delays in accomplishing transfers of cash from its China domiciled subsidiary due to idiosyncratic causes within the bureaucracies participating, if any, in the process.  However, these are part of the normal risks and uncertainties arising from doing business in China which the Company will discuss in its Risk Factors.

In 2006 as a result of the Company’s deteriorating financial position in the U.S. and our understanding that it was more likely than not that cash transfers from the China domiciled subsidiaries would be necessary to finance the Company rather than being indefinitely invested in the foreign subsidiaries, the Company recognized deferred tax liabilities for the amount of incremental United States income taxes on all possible earnings repatriations from China consistent with maintaining its China domiciled subsidiaries as going concerns.  Adjustments to the amount of deferred tax liabilities are made in each accounting period to recognize the results of operations of the China domiciled subsidiaries.

5.                                       In your next filing, please provide a comprehensive discussion of your 2008 fourth quarter results of operations so that it is transparent to readers how the economic downturn is impacting your operations and liquidity.  When preparing your disclosure, please consider the following items:

•                  If you have experienced an unusually poor fourth quarter, this fact and its ramifications should be made clear to investors.

•                  Discuss any known trends or events likely to impact your results of operations or liquidity in the upcoming year, including potential reductions in revenues from any of your significant customers, products or technologies.  Clearly disclose the extent to which your revenues are concentrated in certain industries or geographic areas and the impact that this concentration may have on your results of operations and liquidity, as discussed in SOP 94-6.

•                  Your discussion should address the operations of your segments and/or within geographic regions to the extent necessary for a clear understanding of your circumstances.

•                  You should explain the impact of tightening credit markets and stock market turmoil has had and is likely to continue to have on the company.

Response:  We appreciate the Staff providing its views concerning what impacts on the Company from developments in the fourth quarter of 2008 affecting credit markets, stock markets, and economic activity (“economic downturn”) should be discussed in the

MD&A.  We will consider these items when preparing the MD&A in order to enable readers to understand the effects the economic downturn had on our fourth quarter financial results and management’s assessment of what the effects the economic downturn are likely to be in 2009 based on known trends and developments.

6.                                       In light of the recent economic turmoil and the significant decrease in the price of your common shares, explain to us the consideration that you have given to a possible impairment of your long-lived assets.  In your next filing, include clear and robust disclosure regarding the facts and circumstances leading to any recognized impairment.  If no impairment is required to be recognized despite the presence of impairment indicators, discuss the possibility of a future impairment and the sensitivity of your impairment analysis to management’s estimates.  Describe the assumptions you used, and provide information as to known trends, uncertainties in your estimates, or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods.

Response:  The Company regularly reviews long-lived assets for possible impairment (the Company has no remaining goodwill).  Our accounting policies for such reviews are contained in the Notes to Consolidated Financial Statements for the year ended December 31, 2007 and, as extracted from such notes, are as follows:

“Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss will be recognized based on the excess of the carrying amount over the fair value of the assets.”

“In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”), the Company periodically evaluates the recoverability and estimated lives of its long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed.  For tangible assets, the Company determines the relative estimated fair value through a comparison of similar assets, and wherever practical, based on quoted market prices taking into consideration the asset type, age, condition, and physical location of the asset. The Company’s intangible assets that are subject to amortization are tested for recoverability based on undiscounted cash flows, and if impaired, written down to fair value based on either discounted cash flows or appraised values.”

We are conducting a review of the carrying values of our long-lived assets for potential impairment in connection with the preparation of our consolidated financial statements for the year ended December 31, 2008.  We share the staff’s concern about the potential impacts of the recent economic downturn and the decrease in the market price of the Company’s common stock in relation to the recoverability of the carrying amounts of such assets under US GAAP.  In light of the importance of these determinations, in our 2008 consolidated financial statements and the MD&A we will provide:

•                  expanded disclosures of our impairment testing approach and significant estimates made in that process;

•                  the facts and circumstances resulting in any recognition of asset impairment;

•                  the possibility of impairment recognition being required in 2009 pursuant to the disclosure standards of SOP 94-6; and

•                  the uncertainties inherent in management’s estimates used in the impairment analysis.

We believe such disclosures will meet the recommendations of the Staff set forth in this Comment 6.

7.                                       Refer to the third paragraph of page 43.  Please explain to readers why your available lines of credit in China are now significantly less than what has been available to you historically.  Also disclose how long the $265.1 million of lines of credit that were renewed will be available to you.  Explain whether you anticipate additional difficulty renewing lines of credit and describe any uncertainties surrounding your ability to access such funds when needed.  Please clearly explain any implication from not being able to access these funds or to obtain timely renewals of your credit lines.

Response:   The most significant factor resulting in the decrease in the Company’s currently available lines of credit in China is the reduced profitability of the China domiciled entities.  We will include in the Liquidity section of the MD&A a robust discussion of the terms and changes during 2008 in available lines of credit in China and our assessment of the likelihood of material changes in the terms and amounts of available lines of credit in China in 2009 based on known trends and developments. We will also include a discussion of the implications from not being able to access funds available under unused lines of credit or obtain timely renewals of the Company’s credit lines in 2009.

Additionally, we also will discuss in the MD&A our experience and understanding of the differences between China and the United States in credit granting and the significance and usage of lines of credit.  On a supplemental basis, we are providing the Staff with the following Capsule summary of our understanding of the line of credit banking practices of China domiciled banks:

•              Each borrowing request is subject to a review of the borrower’s current credit worthiness even if it is being requested under an outstanding line of credit.  Therefore the existence of lines of credit in China have less significance in assessing the Company’s borrowing ability than would a line of credit in a similar amount issued by a United States bank.

•              As a result of the practice of assessing the current credit worthiness of a borrower prior to each borrowing under a line of credit, in the past banks in China appeared to issue lines of credit without regard to the existence of lines of credit outstanding from other banks and almost as a marketing strategy.  Therefore the aggregate amount of available lines of credits from China banks did not necessarily equate to current borrowing ability.

•              In some cases a China bank may not approve a borrowing even if a current line of credit agreement is in place. This may occur due to the bank’s internal considerations (i.e., no or limited current lending capability) or temporary changes in the regulatory practices of the Chinese government.  Such events can occur without any deterioration the borrower’s credit worthiness.

•              The expiration of a line of credit with a China bank without a concurrent renewal does not automatically trigger an obligation to immediately repay outstanding loans made under the expired line of credit as would be the case in the U.S.  For example during 2008 the Company received no requests for repayment of existing borrowings from the lending banks when existing lines of credit expired.  Such borrowings remained outstanding, some for more than five months, while replacement lines of credit were being negotiated and processed by the China banks.

During the last couple of years many of China’s major banks have become publicly owned entities (some of which trade in U. S. markets and are subject to SEC oversight of their financial reporting) and/or have obtained equity investments from multinational banks headquartered in the U. S. or Western Europe.  As a result, the granting of lines of credit by China banks has come closer to the credit underwriting practices of banks in the U.S., and upon expiration and renewal of existing lines of credit in China, the amounts available under such lines of credit have been reduced to amounts closer to those that would be typical if granted by a U.S. bank.

The page references in Comments 8 through 14 are to the Company’s Proxy Statement filed on April 29, 2008.

Item 11. Executive Compensation

8.                                       Item 402(k)(3) of Reg. S-K requires a narrative description of any material factors necessary to an understanding of director compensation disclosed in the table required by Item 402(k)(2).  On page 17, you write “[f]or further discussion with respect to the Company’s policy and procedures relating to equity awards that apply to non-employee directors and other service providers (emphasis supplied), please see the section entitled “Compensation Discussion and Analysis—Other Considerations—Equity Grant Practices””.  However, your disclosure under the referred section, which can be found on pages 32-33, includes no discussion of the policies and procedures relating to equity awards that apply to non-employee directors and other service providers.

In future filings, please update your disclosure pursuant to your reference on page 17.

Response:  The Company acknowledges the Staff’s comment and will include a discussion of all material factors relating to equity awards to non-employee directors, including established policies and procedures, in its next proxy statement.

9.                                       On page 23, you disclose that your compensation consultant, Compensia, Inc. developed “tally sheets” that your Compensation Committee used for each named executive officer.  Items 402(b)(1)(v) and (vi) require you to describe how you determine the amount of each compensation element, how such elements fit into the overall compensation objectives, and how such elements affect decisions regarding other compensation elements.

In future filings, if a “tally sheet” is used by the Compensation Committee, please disclose what information was on the tally sheet and how such information impacted the Compensation Committee’s determination of each compensation element.  For further information, please consult the “Staff Observations in the Review of Executive Compensation Disclosure,” which can be found at www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Response:  The Company advises the Staff that the “tally sheets” prepared by the compensation consultant engaged by the Compensation Committee in 2007 provided a comprehensive summary of each Named Executive Officer’s compensation, including: (i) an estimate of projected compensation for fiscal 2007, including total target cash compensation and the total estimated value of long-term equity incentive awards, to be received by each Named Executive Officer and (ii) a summary of the intrinsic value of all outstanding vested and unvested equity awards held by each Named Executive Officer at current stock prices.

These “tally sheets” provided the Compensation Committee with context for the decisions they made concerning total direct compensation and individual compensation elements.  Although they did not necessarily drive decision-making with regard to specific elements of the Company’s executive compensation program, the “tally sheets” enabled the Compensation Committee to assess total direct compensation and the relationship of various compensation elements to each other.  These “tally sheets” may also influence the Compensation Committee’s views on a variety of issues, such as changes to severance plans and employment contracts, special equity grants to promote retention, or changes in long-term variable equity incentives, although no such decisions were made in 2007 based substantially on the information set forth in the “tally sheets.”

In future filings, the Company will describe the information that is included in the tally sheets and how such information influenced compensation decisions if tally sheets are prepared for and used by the Compensation Committee.  The tally sheets have not been used as a sole basis for making any compensation decisions.

10.                                 On page 25, you disclose that you will use a secondary peer group of 115 high technology companies that are reported in Radford’s High Technology Executive Survey.  Item 402(b)(2)(xiv) requires you to disclose the component companies used in any benchmarking.

In future filings, please disclose all companies used in benchmarking.

Response: In future filings, the Company will disclose all component companies used in any “benchmarking” (as that term is defined in Question and Answer 118.05 of the

Staff’s Compliance and Disclosure Interpretations of Regulation S-K) of compensation for its Named Executive Officers to the extent that the Company has access to the identities of these companies.

11.                                 On page 28, you disclose that you paid non-discretionary cash bonuses in 2007 to Messrs. Christopher and King.  Mr. Christopher’s bonus of $821,181 was based on 2% of the annual earnings before taxes of the Personal Communications Division.  Item 402(b)(1)(v) requires you to describe how you determine the amount of each compensation element.  Footnote (2) to the table on page 28 does not disclose the annual earnings before taxes of the Personal Communication Division.

In future filings, if you continue to use this performance metric for Mr. Christopher, please disclose the annual earnings before taxes of the Personal Communication Division.

Response: The Company acknowledges the Staff’s comment and in future filings will describe how the Company determined the amount of each compensation element to the extent that such information is material to an understanding of the amount paid to the Named Executive Officers.  Further, although Mr. Christopher is no longer an employee of the Company, if he qualifies as a Named Executive Officer for 2008, the Company will disclose the annual earnings before taxes of the Personal Communications Division to the extent that he received a nondiscretionary cash bonus based in whole or in part on that performance metric.

12.                                 On page 27, you disclose that the Compensation Committee considers “MBOs” which include “financial performance goals” and “other operational goals.”  You, however, do not disclose those performance goals.  Similarly, on page 28, you disclose that Mr. King had certain sales targets for 2007: a booking target, a collections target, and a margin target; all such performance targets are not disclosed.  Also, on pages 29-30, you state performance based equity awards are based on each executive achieving certain management objectives including “(i) achievement of corporate financial measures such as bookings, gross margin, revenue, operating profit, cash flow, inventory turns, contribution margin, cost reduction, and cash collections.”  You also do not disclose those performance targets.

In future filings, please disclose all performance goals and targets the Compensation Committee considers in awarding discretionary and non-discretionary bonuses and the threshold levels that must be reached for payments to be made.  See Item 402(b)(2)(v).

Please also consult the “Staff Observations in the Review of Executive Compensation Disclosure.”

If the performance goals or thresholds are not stated in quantitative terms, explain how the Compensation Committee determines the named executive officers’ achievement levels for a specific performance measure.

To the extent that you have not disclosed performance goals or threshold levels because you believe the disclosure of such goals and levels could result in competitive harm, you may omit such information.  However, if you choose to omit such information in future filings, please provide a detailed analysis in your response letter as to why such goals and levels should be given confidential treatment in future filings.

Also, if you choose not to disclose performance goals or threshold levels in future filings, please discuss in future filings how difficult it would be for the executive or the company to achieve the undisclosed performance goals or thresholds.  Here, general statements regarding the level of difficulty or ease associated with achieving the goals or thresholds are not sufficient.  In discussing how difficult or easy it will be for an executive or the company to achieve the goals or thresholds, provide as much detail as necessary without providing information that would result in competitive harm.

Response:  The Company advises the Staff that, in 2007, each of the Named Executive Officers had one or more pre-established “management by objective” (“MBO”) goals, consisting of financial performance and/or operational objectives, that were considered by the Compensation Committee in determining bonus payouts.  However, in light of the Committee’s decision that no discretionary bonuses would be paid for the year, the Company concluded that the disclosure of these goals was not material to an understanding of the annual bonus program for 2007.

In future filings, the Company will (i) describe with greater specificity any performance metrics (including any MBO goals) considered by the Compensation Committee in awarding discretionary and nondiscretionary bonuses to the Named Executive Officers and, if applicable, the threshold levels that must be reached for payments to be made, and (ii), if applicable, disclose any material target levels for such performance metrics to the extent that such target levels do not involve confidential trade secrets or confidential commercial or financial information the disclosure of which would result in competitive harm to the Company (applying the standard described in Question and Answer 118.04 of the Staff’s Compliance and Disclosure Interpretations of Regulation S-K).

13.                                 On page 28, you disclose that “no [discretionary] bonuses would be paid to NEOs for 2007.”

In future filings, please disclose whether such an event occurred because the NEOs did not achieve their performance goals or whether the Compensation Committee, as mentioned on page 27, applied “negative . . . discretion to adjust the actual award.”

Response:  As described on pages 27-28 of the Compensation Discussion and Analysis, in 2007 the Company’s annual bonus program was a discretionary, variable cash incentive program designed to reward executives (as well as all employees) for achieving key operational goals.  In addition, several of our executive officers have bonus arrangements that are set forth in employment or other agreements with such executive officers.

In 2007, the executive bonus plan did not include predetermined quantitative thresholds that had to be achieved prior to payment of bonuses.  Instead, the Compensation Committee assessed the performance of each executive officer, including his or her performance against his or her “management by objective” goals and then exercised its discretion to determine bonus payouts.  However, in light of the Company’s financial performance in 2007, the Compensation Committee determined that no discretionary bonuses would be paid to the executives.

The Company advises the Staff that, for 2008, the Compensation Committee has once again determined that, in light of the Company’s financial performance, no discretionary bonuses will be paid to the Company’s executives.  To achieve this result, the Compensation Committee has applied “negative discretion” to reduce the amounts that would otherwise be payable for 2008 to zero.  The Company will include a discussion of all material factors necessary to an understanding of the annual bonus program (including amounts that may otherwise have been paid absent the exercise of any negative discretion) for the Company’s executives in the Compensation Discussion and Analysis to be included in its definitive proxy statement for 2008.

In future filings, the Company will disclose with greater specificity the Compensation Committee’s rationale for the payment or nonpayment of bonuses under the Company’s annual bonus program.

14.                                 Item 402(j)(1) requires you describe the specific circumstances that would trigger certain payments upon any termination of a named executive officer or change-in-control of the company.  On page 44, you use the terms “involuntary termination” and “good reason” and, on page 52, you use the term “cause.”

In future filings, please describe more specifically the circumstances that constitute “involuntary termination,” “good reason,” and “cause.”

Response:  The Company acknowledges the Staff’s comment and in future filings will, in connection with the disclosure required by Item 402(j)(1), describe with greater specificity the circumstances that would trigger certain payments upon any termination of a Named Executive Officer or a change in control of the Company, including, where appropriate, the circumstances that constitute “involuntary termination,” “good reason,” and “cause.”

* * * *

In connection with this letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (510) 769-2836 if you should have any further comments or questions concerning this matter.

Sincerely,

/s/Viraj Patel
Viraj Patel
Interim Chief Financial Officer